Jeremy D. Franklin Vice President, Associate General Counsel 8500 Andrew Carnegie Blvd. Charlotte, NC 28262 T 704.988.4101 jeremy.franklin@nuveen.com

August 21, 2020

Kenneth Ellington

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review & Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comments on Certain Financial Reports of the TIAA-CREF Funds (File Nos. 333-76651 and 811-09301)

Dear Mr. Ellington:

On behalf of the TIAA-CREF Funds (the “Registrant” or the “Trust”), we are responding to certain comments received from you telephonically on July 23, 2020 based on your review of the following financial reports of the Registrant (collectively, the “Reports”): (i) the March 31, 2019 Annual Report for the TIAA-CREF Real Estate Securities Fund; (ii) the May 31, 2019 Annual Reports for the TIAA-CREF Lifecycle, Lifecycle Index, Lifestyle and Managed Allocation Funds; and (iii) the March 31, 2020 Annual Reports for the TIAA-CREF Fixed-Income Funds (collectively with the TIAA-CREF Real Estate Securities, Lifecycle, Lifecycle Index, Lifestyle and Managed Allocation Funds, the “Funds”).

You asked us to respond to these comments via a correspondence filing on EDGAR within 30 days of receipt of the comments. Set forth below are responses to the staff’s comments on these Reports.

1.                   With respect to the line graphs that are required to be included in the Reports by Item 27(b)(7)(ii) of Form N-1A, Instruction 1(d) to that Item requires that the line graphs be based on a Fund’s required minimum initial investment if that amount exceeds $10,000. The staff notes that the Institutional Class shares of the Funds appear to have a $2 million initial investment minimum, and so all Funds that include Institutional Class shares in that graph should each base their graph on that minimum initial investment amount.

To the extent any such line graph is based on the Institutional Class shares of a Fund, the Registrant will ensure that it is based on the initial investment minimum of the Institutional Class of such Fund. The Registrant anticipates that this change will be implemented for all financial reports with a fiscal period ending on or after December 31, 2020.

2.                   With respect to any money market funds, when disclosing the maturity date of investments required by Article 12-12 of Regulation S-X, please confirm that a fund’s Schedule of Investments provides the date when the fund is unconditionally permitted to demand repayment (the demand date). Please reference Audit Risk Alert 2010/11 regarding this issue, and consider disclosing this information in a footnote to the applicable Schedule of Investments.

Kenneth Ellington
August 21, 2020

During the relevant period, the TIAA-CREF Money Market Fund did not invest in any securities where the Fund was unconditionally permitted to demand repayment, and as a result the Registrant did not have any demand dates to disclose in the Report for the Fund. If the Fund does invest in any such securities in the future, the Registrant will disclose the applicable demand date and include a related footnote to the Fund’s Schedule of Investments.

3.                   With respect to the TIAA-CREF High-Yield Fund, securities identified as Level 3 in the Form N-PORT filed on May 28, 2020 do not appear to match the securities identified as Level 3 in the Schedule of Investments included in the Fund’s N-CSR filed on the same date. Please explain.

The Registrant has reviewed the Form N-PORT and Form N-CSR that were each filed on May 28, 2020 for the TIAA-CREF High-Yield Fund (respectively, the “Form N-Port Filing” and the “Form N-CSR Filing”). The total value of Level 3 securities identified in the Form N-PORT Filing matches to the total value of Level 3 securities provided in the ASC 820 Table in the Notes to Financial Statements of the Annual Report for the period ended March 31, 2020 included in the Form N-CSR Filing. In addition, each security identified on the N-PORT Filing as being Level 3 was also identified on the full Schedule of Investments included with the Form N-CSR Filing. The Registrant respectfully does not believe that there was a discrepancy between the filings with respect to securities identified as being Level 3.

4.                   Please update the waiver disclosure for the underlying funds of the Lifecycle and Lifecycle Index Funds to state that certain expenses allocable to Class W of the underlying funds that are being waived will be reallocated to the Lifecycle and Lifecycle Index Funds. Please ensure this language is updated throughout the disclosure documents for the Lifecycle and Lifecycle Index Funds.

The Registrant respectfully submits that it already includes disclosure substantially similar to the requested disclosure in the Lifecycle and Lifecycle Index Funds’ registration statement. For example, a footnote to the Annual Fund Operating Expenses table in each Lifecycle and Lifecycle Index Fund’s current prospectus dated October 1, 2019 includes the following disclosure:

Portions of the Management fees and Other expenses are based on expenses originally incurred by Class W shares of the Underlying Funds (as defined below) of the Trust, which have been incurred by the Fund pursuant to certain contractual arrangements intended to reallocate directly to the Fund certain fees and expenses that had been paid by the Underlying Funds of the Trust. For additional information, please see the “Management of the Funds” section of this Prospectus.

In the “Management of the Funds – Investment management fees” section of the TIAA-CREF Lifecycle Funds October 1, 2019 prospectus (the TIAA-CREF Lifecycle Index Funds prospectus as of the same date contains substantially similar disclosure), the Registrant includes the following disclosure:

Advisors also receives management fees as the investment adviser to TIAA-CREF Real Property Fund LP, and is entitled to receive management fees as the investment adviser to the Underlying Funds of the Trust. However, for the Class W shares of the Underlying Funds of

Kenneth Ellington
August 21, 2020

the Trust, Advisors has contractually agreed to waive and/or reimburse Class W’s net investment management fees in their entirety so long as such fees are incurred by the Funds directly. Advisors expects this waiver and/or reimbursement arrangement to remain in effect indefinitely, unless changed or terminated with approval of the Board of Trustees. Each Fund directly bears a pro rata share of the investment management fees incurred by Class W of the Underlying Funds of the Trust in which the Fund invests through the Underlying Funds Fee Rate component of the Fund’s management fees, as discussed above, and such fees are reflected as part of “Management fees” in the “Fees and expenses” section of each Fund in this Prospectus.

Further, in the “Management of the Funds – Other services” section of the TIAA-CREF Lifecycle Funds October 1, 2019 prospectus (the TIAA-CREF Lifecycle Index Funds prospectus as of the same date contains substantially similar disclosure), the Registrant includes the following disclosure:

Advisors, in its capacity as administrator to the Funds and the Underlying Funds of the Trust, has contractually agreed to reimburse, for Class W shares of the Underlying Funds of the Trust, Class W’s net other expenses (excluding interest, taxes, brokerage commissions or other transactional expenses, Acquired fund fees and expenses, Trustee expenses and extraordinary expenses) in their entirety so long as the Funds reimburse Advisors for such expenses, as described below. Advisors expects this expense reimbursement arrangement to remain in effect indefinitely, unless changed or terminated with approval of the Board of Trustees. As part of this contractual arrangement, each Fund has agreed to reimburse Advisors for the Fund’s pro rata share of the Class W other expenses of the Underlying Funds of the Trust in which the Fund invests that are reimbursed by Advisors pursuant to the arrangement. Therefore, these expenses are reflected as part of “Other expenses” in the “Fees and expenses” section of each Fund in this Prospectus. Any amounts excluded from Advisors’ reimbursement of the net other expenses allocable to Class W shares of the Underlying Funds of the Trust will be incurred indirectly by the Funds and reflected as “Acquired Fund fees and expenses” in the “Fees and expenses” section of each Fund in this Prospectus, as applicable.

In connection with the November 30, 2020 Semiannual Reports for the Lifecycle and Lifecycle Index Funds, the Registrant will review the existing waiver disclosure regarding the underlying funds and consider adding the requested or substantially similar disclosure.

* * * *

Kenneth Ellington
August 21, 2020

If you have any questions, please do not hesitate to call me at (704) 988-4101.

Very truly yours,

/s/ Jeremy D. Franklin
Jeremy D. Franklin

cc:	Rachael Zufall, Managing Director & Associate General Counsel
John McCann, Managing Director & Associate General Counsel
John Cheshire, Assistant Vice President Financial Reporting, Fund Administration
Nichelle Ryder, Financial Reporting Manager, Fund Administration